UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

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Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 2, 2019

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel
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VEON Ltd.

Victoria Place, 31 Victoria Street
Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

18 June 2019, 11.00 am Central European Time

The meeting will be held at the following office address:

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

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VEON Ltd.

Victoria Place, 31 Victoria Street
Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

It is a pleasure to invite you to the 2019 Annual General Meeting of Shareholders (the “2019 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2019 AGM will be held on Tuesday, 18 June 2019 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VEON shares (“Shareholders”) at the close of business on 1 May 2019, the record date for the 2019 AGM, are entitled to vote at the 2019 AGM under Bermuda law and the bye-laws of the Company (“Bye-laws”).

The agenda of the meeting is as follows:

1.	Receipt by Shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2018;

2.	Re-appointment of PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2020 Annual General Meeting of Shareholders of the Company and authorisation of the Board to determine the remuneration of the auditor;

3.	Increase the number of Board members from eleven to twelve;

4.	Election of individual directors to the Board; and

5.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the 2019 AGM is set out on pages 4 to 9 of this document.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2018 (prepared in accordance with IFRS) appear on the Investor Relations page of the Company’s website at www.veon.com.

At the 2019 AGM, the affirmative vote of a simple majority of the votes cast will be required to: (i) re-appoint PWC as the Company’s auditor to hold office until the conclusion of the 2020 Annual General Meeting of Shareholders of the Company and authorise the Board to determine the remuneration of the auditor; and (ii) to increase the number of Board members from eleven to twelve.

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Voting on the election of directors at the 2019 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 9 of this document. Each shareholder will have:

•	If proposal 2 to increase the number of Board members is approved, 12 votes for each share they hold in the Company to allocate for the election of directors; or
•	If proposal 2 to increase the number of Board members is not approved, 11 votes for each share they hold in the Company to allocate for the election of directors.

Please see the proxy form enclosed with this Notice for further information on how to vote your shares in the Company for the election of directors.

VEON shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the 2019 AGM. If you have any questions, you may contact Richard James at +31 (0)20 79 77 200 or ireveon.com. Information regarding the resolutions to be proposed at the 2019 AGM is set out on pages 8 and 9 of this document. We encourage you to read that information carefully.

The Board recommends that shareholders vote in favour of the proposal for the re-appointment of PWC as the Company’s auditor, and the proposal to increase the number of Board members from eleven to twelve.

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VEON Ltd.
(the “Company”)

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2019

TO THE SHAREHOLDERS OF THE COMPANY:

NOTICE is given that the 2019 Annual General Meeting of the shareholders of the Company (“2019 AGM”) will be held on Tuesday, 18 June 2019 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, to receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2018 and to vote upon the following proposals:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2020 Annual General Meeting of Shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor.

2.	To increase the number of Board members from eleven to twelve.

3.	To appoint Guillaume Bacuvier as a director of the Company.

4.	To appoint Osama Bedier as a director of the Company.

5.	To appoint Ursula Burns as a director of the Company.

6.	To appoint Mikhail Fridman as a director of the Company.

7.	To appoint Gennady Gazin as a director of the Company.

8.	To appoint Andrei Gusev as a director of the Company.

9.	To appoint Gunnar Holt as a director of the Company.

10.	To appoint Sir Julian Horn-Smith as a director of the Company.

11.	To appoint Robert Jan van de Kraats as a director of the Company.

12.	To appoint Guy Laurence as a director of the Company.

13.	To appoint Alexander Pertsovsky as a director of the Company.

14.	To appoint Muhterem Kaan Terzioğlu as a director of the Company.

15.	Any other business which may properly come before the meeting or any adjournment of the meeting.
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If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion.

The Board has set 1 May 2019 as the record date for the 2019 AGM. This means that only those persons who are registered holders of VEON common shares at the close of business on that record date will be entitled to receive notice of the 2019 AGM and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2018 (prepared in accordance with IFRS) appear on the Investor Relations page of the Company’s website at www.veon.com.

Information about the nominees for appointment to the Board is set out in the material accompanying this notice.

By Order of the Board

Marlies Smith
Secretary
Dated 2 May 2019

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Record Date and Voting

Registered holders of record of the Company’s common shares will be entitled to vote at the 2019 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 1 May 2019. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2019 AGM.

Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs.

If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted.

Registered holders of shares can vote at the 2019 AGM by ballot. If you are an ADS holder you may not vote your shares in person at the 2019 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2019 AGM. Even if you plan to attend the 2019 AGM, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then the voting rights pertaining to those shares shall be exercised in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder of the Company beneficially owning more than five per cent of the shares entitled to vote at the 2019 AGM).

A quorum for the transaction of business at the 2019 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time.

Pursuant to the Company’s existing bye-laws, the proposals are subject to the following voting requirements in order to pass:

•	The resolution for the re-appointment of the auditor and authorisation to the Board to determine the remuneration of the auditor is subject to the affirmative vote of a simple majority of the votes cast at the 2019 AGM.

•	The resolution to increase the number of Board members from eleven to twelve is subject to the affirmative vote of a simple majority of the votes cast at the 2019 AGM.

•	The resolutions for appointment of the director nominees will be voted upon by way of cumulative voting, with each share having:

o	If Proposal 2 to increase the number of Board members is approved, 12 votes for each share they hold in the Company to allocate for the election of directors 12 votes for purposes of the cumulative voting process; or
o	If Proposal 2 to increase the number of Board members is not approved, 11 votes for each share they hold in the Company to allocate for the election of directors 11 votes for purposes of the cumulative voting process.

Further details on the cumulative voting procedures relevant to the 2019 AGM are set out on page 9 below.

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In the event a quorum is not present at the 2019 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determine in accordance with the bye-laws of the Company.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2019 AGM.

If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 17 June 2019 at 11.00 am Central European Time or by attending the 2019 AGM and voting in person. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 11 June 2019 at 12.00 noon Eastern Daylight Time in the United States. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:

Mail

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
Attention: Richard James

Email

E-mail: ir@veon.com

Phone

Phone: +31 (0)20 79 77 200

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The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The Board has recommended that the shareholders vote in favour of Proposals 1 and 2.

Proposal 1: Re-Appointment of Auditor

Text of Proposed Resolution:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2020 annual general meeting of shareholders of the Company and to authorise the board of the Company (the “Board”) to determine the remuneration of the auditor.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor.
•	The appointment of the auditor is made by shareholders on an annual basis. The Board may be authorised by the shareholders to determine the remuneration of the auditor. The Company maintains its financial statements in accordance with IFRS.

Proposal 2: increase of board members

Text of Proposed Resolution:

2.	To increase the number of Board members from eleven to twelve.

Explanatory Information:

•	The Board has considered its size and optimal composition. With a view to having a body of directors with a valuable mix of skills and experience from a variety of backgrounds, including across finance, digital, telecommunications and governance, the Board has determined it is in the best interests of the Company to increase the size of the Board from eleven to twelve directors.

Proposals 3-14: Election of the Board

Text of Proposed Resolutions:

3.	To appoint Guillaume Bacuvier as a director of the Company.
4.	To appoint Osama Bedier as a director of the Company.
5.	To appoint Ursula Burns as a director of the Company.
6.	To appoint Mikhail Fridman as a director of the Company.
7.	To appoint Gennady Gazin as a director of the Company.
8.	To appoint Andrei Gusev as a director of the Company.
9.	To appoint Gunnar Holt as a director of the Company.
10.	To appoint Sir Julian Horn-Smith as a director of the Company.
11.	To appoint Robert Jan van de Kraats as a director of the Company.
12.	To appoint Guy Laurence as a director of the Company.
13.	To appoint Alexander Pertsovsky as a director of the Company.
14.	To appoint Muhterem Kaan Terzioğlu as a director of the Company.

Explanatory Information:

•	Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders of the Company to be held in 2020 (unless the director is removed from office or his or her office is vacated in accordance with the bye-laws of the Company).
•	Information about the candidates seeking appointment to the Board is attached to this document as Attachment 1.
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Shareholder Approval Required:

•	The election of the Board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the Board. The number of votes a shareholder has for the appointment of the director nominees will differ based on the approval or non-approval of Proposal 2.
•	If Proposal 2 is approved: In accordance with the Company’s bye-laws, each shareholder should multiply the number of voting shares that it holds by twelve (the number of directors to be elected to the Board from among the twelve nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.
•	If Proposal 2 is not approved: In accordance with the Company’s bye-laws, each shareholder should multiply the number of voting shares that it holds by eleven (the number of directors to be elected to the Board from among the eleven nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.
•	Each shareholder should vote on each of Proposals 3 to 14 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.
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Attachment 1 to the Notice of 2019 AGM

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE BOARD OF VEON LTD.

Guillaume Bacuvier has been a director of VEON Ltd. since July 2018. Mr. Bacuvier is serving as the chairman of VEON Ltd.'s compensation committee and as a member of its digital and innovation committee. Mr. Bacuvier has served as the Chief Executive Officer of Dunnhumby Limited, a global provider of customer data science, since 2017. From 2007 to 2017, Mr. Bacuvier held a number of senior positions at Google: Vice President of Advertising Solutions, EMEA (2015-2017); Managing Director, Products, Solutions & Innovations, Southern & Eastern Europe, Middle East & Africa (2011-2014); Director of Mobile Sales & Operations, Southern & Eastern Europe, Middle East and Africa (2010-2011); Head of Global Key Accounts, Technology (2007-2010); and Head of Industry Marketing, Technology EMEA (2006). Prior to Google, Mr. Bacuvier was with global mobile telecommunications provider Orange from 2005 to 2006 and with technology strategy consulting firm Booz Allen Hamilton from 1998 to 2005. Mr. Bacuvier holds an M.B.A from INSEAD-Europe Campus, a master’s degree in telecommunications from Telecom ParisTech and a bachelor’s degree from École Polytechnique de Paris.

Osama Bedier has been a director of VEON Ltd. since July 2018. Mr. Bedier is a member of VEON Ltd.'s digital and innovation committee. Mr. Bedier is the founder and Chief Executive Officer of Poynt, which develops and markets a credit card processing terminal for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Prior to founding Poynt, Mr. Bedier served as the Vice President of Payments at Google from 2011 to 2013, where he created Google Wallet. Prior to Google, Mr. Bedier spent nine years running product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless. Mr. Bedier holds a bachelor’s degree in computer science from University of California, Riverside.

Ursula Burns has served as the Chairman of the VEON Ltd. Board of directors since July 2017. In March 2018, Ursula Burns was appointed as Executive Chairman of the company, and in December 2018, Ursula Burns was appointed as Chairman and CEO of the Company. Ms. Burns serves as Director of Exxon Mobil, Nestlé and Uber Technologies and has previously served as Chairman and Chief Executive Officer of Xerox Corporation, from 2010 to 2017 and 2009 to 2016, respectively. Ms. Burns was appointed by United States President Barack Obama to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016 and she served as chair of the President’s Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015. She also provides leadership counsel to several other community, educational and non-profit organizations including the Ford Foundation, the Massachusetts Institute of Technology (MIT) Corporation, Cornell Tech Board of Overseers and the New York City Ballet among others. Ms. Burns is a member of the National Academy of Engineers and the American Academy of Arts and Sciences. Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s in mechanical engineering from Polytechnic Institute of New York University.

Mikhail M. Fridman has been a director of VEON Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of JSC Alfa-Bank, ABH Holdings S.A as well as Chairman of the Supervisory Boards of the Alfa Group Consortium and Director of LetterOne Holdings SA and LetterOne Investment Holdings SA. Mr. Fridman also serves as a member of the Supervisory Board of X5 RETAIL GROUP N.V. and DEA Deutsche Erdoel A.G. He is a member of the Public Chamber of the Russian Federation. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986 and in 1989, together with his partners, founded the Alfa Group Consortium.

Gennady Gazin has been an alternate director of VEON Ltd. since October 2014 and a director of VEON Ltd. since June 2015. Mr. Gazin is serving as chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of its audit and risk committee. He served as chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3,

Attachment 1 - 1

2016. Mr. Gazin currently serves as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the telecommunications practice and also served as the senior partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as chairman of VEON Ltd.’s finance committee and as a member of its nominating and corporate governance committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian is a member of VEON Ltd.'s nominating and corporate governance committee. Sir Julian served as a member of VEON Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until the dissolution of the committee on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.’s audit and risk committee, of its finance committee and of its compensation committee. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.

Attachment 1 - 2

Robert Jan van de Kraats RA (Chartered Accountant) has been a director of VEON Ltd. since July 2018. He has served as the chairman of VEON Ltd.'s audit and risk committee. He was appointed as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services earlier this year. He has served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015 and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as an advisor to the Dutch Authority for the Financial Markets (AFM) and privately held retailer SuitSupply. He previously served as the Chief Financial Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006-2018, and was responsible for finance, information technology, shared service centers, merger and investor relations business functions. During his tenure at Randstad he also served as COO and was operationally responsible for businesses located in Japan India, China, Nordics, Argentina and Chile. He also previously served as a member of the Commission on Dutch Corporate Governance from 2013 to 2017, which designed a new corporate governance code for the Netherlands. He was a member of the supervisory boards of bank and insurance provider SNS Reaal from 2006 to 2013, financial services provider SRLEV NV, and information and telecommunication services provider Ordina NV from 2004 to 2012. In addition, he served on the management board of Dutch credit insurance company NCM Holding NV (now Atradius) from 1999 to 2001 as Chief Financial Officer and Chief Operating Officer for a business line. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC). In 2007, he founded the Barcode for Life Foundation, an organization that supports research into DNA analysis in order to improve treatment of cancer.

Guy Laurence has been a director of VEON Ltd. since July 2017. Mr. Laurence is serving as the chairman of VEON Ltd.'s digital and innovation committee. Mr. Laurence brings more than 30 years of global experience in telecommunications, media and pay television. Mr. Laurence was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands. Mr. Laurence holds a number of directorships, including of Vodafone UK Ltd., Maple Leaf Sports & Entertainment, Chelsea FC plc and Chelsea Football Club Ltd.

Alexander Pertsovsky has been a director of VEON Ltd. since July 2018. Mr. Pertsovsky is serving as a member of VEON Ltd.’s compensation committee. Mr. Pertsovsky joined LetterOne Technology in London on 1 January 2018 from Bank of America Merrill Lynch. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and our activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an M.B.A. from Columbia University in 2002.

Muhterem Kaan Terzioğlu has been nominated as a prospective director of VEON Ltd, subject to shareholder approval at the 2019 AGM. Mr. Terzioğlu was Turkcell’s Chief Executive Officer from April 2015 until March 2019. Mr. Terzioğlu serves as board member of several international institutions and organizations. He served on the GMSA board for three consecutive terms, the leading international mobile communication organization, and on the advisory board of the World Economic Forum Center for Fourth Industrial Revolution. Mr. Terzioğlu also served as a board member for “Turkey’s Car” Initiative and was the chairman of the Mobile Telecommunications Operators Association (m-TOD). Mr. Terzioğlu is also on the board of the GSMA Foundation focusing on “Mobile Communications for Development”. Mr. Terzioğlu is the recipient of the 2019 Outstanding Contribution Award to Mobile Industry in Turkey. Mr. Terzioğlu began his professional life in 1990 at Arthur Andersen Turkey. From 1990 to 1998, he undertook several roles on information technologies at Arthur Andersen in the United States, Belgium and Turkey. From 1999 to 2012, he held global managerial roles at Cisco offices located in Brussels, London and San Jose. From 2012 to 2015, Mr. Terzioğlu served as member of the board of directors at Akbank, Aksigorta A.Ş., Teknosa Iç ve Diş Ticaret A.Ş. and Carrefoura A.Ş. Mr. Terzioğlu graduated from the Department of Business Administration at Boğaziçi University.

Attachment 1 - 3

VEON LTD.

PROXY FORM

Your proxy must be received by 11.00 am Central European Time on 17 June 2019 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on 18 June 2019.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 1 May 2019 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date: _____________________________________

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME: SIGNATURE AND SEAL OF NOTARY PUBLIC AT __________________ (PLACE) DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to Alex.Lemke@veon.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11:00 am Central European Time on 17 June 2019. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

PROXY FORM

2019 ANNUAL GENERAL MEETING OF VEON LTD.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER.

FOR PROPOSALS 1 to 2 (INCLUSIVE) PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. PROPOSALS 1 AND 2 WILL BE DETERMINED BY SIMPLE MAJORITY OF THE VOTES CAST.

PROPOSALS 3 TO 14 (INCLUSIVE) WILL BE DETERMINED BY CUMULATIVE VOTING AS FOLLOWS:

•	IF PROPOSAL 2 IS NOT PASSED BY A SIMPLE MAJORITY, PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY ELEVEN (11) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S);
•	IF PROPOSAL 2 IS PASSED BY A SIMPLE MAJORITY, THE BOARD WILL BE INCREASED TO TWELVE (12) MEMBERS. PLEASE INDICATE YOUR VOTE BY MULTIPLYING THE NUMBER OF SHARES YOU HOLD BY TWELVE (12) AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S).

IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 AND 2 YOU VOTE “FOR” THE PROPOSALS, AND FOR PROPOSALS 3 TO 14 (INCLUSIVE), THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.
IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2019 ANNUAL GENERAL MEETING OF THE COMPANY.

PROPOSAL	VOTING INSTRUCTIONS
1. To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2020 Annual General Meeting of Shareholders of the Company and to authorise the Board of Directors of the Company (the “Board”) to determine the remuneration of the auditor.	FOR	AGAINST	ABSTAIN
2. To increase the number of Board members from eleven to twelve.	FOR	AGAINST	ABSTAIN
3. To appoint Guillaume Bacuvier as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes):	If Proposal 2 is passed (multiply shares by 12 and allocate votes):
	VOTES FOR	VOTES FOR

PROXY FORM

2019 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
4. To appoint Osama Bedier as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
5. To appoint Ursula Burns as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
6. To appoint Mikhail Fridman as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
7. To appoint Gennady Gazin as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
8. To appoint Andrei Gusev as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR

PROXY FORM

2019 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
9. To appoint Gunnar Holt as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
10. To appoint Sir Julian Horn-Smith as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
11. To appoint Robert Jan van de Kraats as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
12. To appoint Guy Laurence as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR
13. To appoint Alexander Pertsovsky as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR

PROXY FORM

2019 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
14. To appoint Muhterem Kaan Terzioğlu as a director of the Company.	If Proposal 2 is NOT passed (multiply shares by 11 and allocate votes): VOTES FOR	If Proposal 2 is passed (multiply shares by 12 and allocate votes): VOTES FOR